Exhibit 99.1

Table Of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	3

PART II – FINANCIAL STATEMENT ANALYSIS	6

PART III – RISKS AND UNCERTAINTIES	26

PART IV – ADDITIONAL INFORMATION	31

CORPORATE INFORMATION	32

1

Management’s Discussion And Analysis Of Financial Results

INTRODUCTION

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY” or the “partnership”) covers the financial position as of September 30, 2014 and December 31, 2013 and results of operations for the three and nine months ended September 30, 2014 and 2013. For the period prior to the spin-off of the partnership on April 15, 2013, the financial results reflect Brookfield Asset Management Inc.’s (“Brookfield Asset Management”) commercial property operations on a continuity of interest basis. Thereafter, the results reflect the partnership’s actual results. The information included within this MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2014 and December 31, 2013 and for the three and nine month periods ended September 30, 2014 and 2013, included elsewhere in this report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This MD&A of Financial Results, particularly “Part IV – Additional Information - Trend Information”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

2

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Our sole material asset is our 36% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties. We also discuss the results of operations on a segment basis, consistent with how we manage our business. Our six operating segments are i) Office, ii) Retail, iii) Industrial, iv) Multi-family, v) Hotels and vi) Corporate and are independently and regularly reviewed and managed by the Chief Executive Offer, who is also known as the Chief Operating Decision Maker. For presentation purposes, the Multi-family and Hotels segments have been combined in this MD&A.

The partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this report as “unitholders”. The GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management the right to request that its units be redeemed for cash consideration starting in April 2015. In the event that Brookfield Asset Management exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redeemable feature referenced above, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. As a result of this redemption feature, we present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the three and nine months ended September 30, 2014 and includes material information up to November 5, 2014. Financial data have been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in Canary Wharf Group plc (“Canary Wharf”) and China Xintiandi (“CXTD”), as these are accounted for as financial investments. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (C$), Australian Dollars (A$), British Pounds (£), Euros (€), Brazilian Reais (R$), and Indian Rupee (₨) are identified where applicable.

Additional information is available on our website at www.brookfieldpropertypartners.com, or on www.sedar.com or www.sec.gov.

CONTINUITY OF INTEREST

On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations (the “business”) to the partnership (the “Spin-off”), which was effected by way of a special dividend of units of the partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares as of March 26, 2013. Brookfield Asset Management directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield Asset Management’s carrying values prior to the Spin-off.

To reflect the continuity of interests, the MD&A provides comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield Asset Management. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield Asset Management. For the periods after the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements. Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield Asset Management and as recorded by the partnership.

OVERVIEW OF OUR BUSINESS

The partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. With approximately 15,000 employees involved in our real estate businesses around the globe, we have built operating platforms in the Office, Retail, Industrial, Multi-family and Hotel sectors. We leverage these operating platforms to enhance the cash flow and value of our assets, including through active asset management and by executing development and redevelopment projects.

3

Our portfolio is comprised of high-quality properties, including interests in:

•	196 office properties totaling 98 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary, and Perth;
•	166 retail properties containing over 155 million square feet in the United States, Brazil and Australia; a substantial portion of our retail properties are held through our 29% interest in General Growth Properties, Inc. (“GGP”) (33% on a fully diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse Properties, Inc. (“Rouse”);
•	Over 48 million square feet of industrial space across 192 industrial properties, primarily consisting of modern logistics assets in North America and Europe; and
•	Over 23,000 multi-family units across 82 properties as well as eleven hotel assets with 8,850 rooms.

In addition, we have a 19 million square foot office development pipeline, a $630 million retail mall redevelopment pipeline (on a proportionate basis) and a land portfolio with the potential to build 63 million square feet of industrial properties.

Our strategy is to be the leading globally-diversified owner and operator of commercial properties. Due to the cyclical nature of the real estate industry, we believe that a real estate portfolio diversified by property type and geography will perform consistently over time. Furthermore, since property valuations fluctuate considerably based on market sentiment and other factors, we believe that the flexibility to shift capital to sectors and geographies that are out of favor will enable us to earn premium returns on the capital that we invest. As we grow our business, we will seek to acquire high-quality assets on a value basis, utilize our operating platforms to add value through pro-active management and recycle capital for re-investment in new opportunities.

Our diversified portfolio of high-quality assets has a stable cash flow profile with growth potential. As a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and increases in occupancy, our existing assets should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. With this cash flow profile, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow that is generated by our assets and capital appreciation. Some of the capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS. The remainder of the capital appreciation will be realized in future periods to the extent we are able to successfully execute development and redevelopment projects as well as other value creation strategies. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

PERFORMANCE MEASURES

We expect to generate returns to unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, funds from operations (“FFO”), fair value changes, and net income and equity attributable to unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct property expenses.
•	FFO: net income, prior to realized gains (losses) on the sale of investment properties, fair value changes, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures/associates.
•	Fair value changes: Increase or decrease in the value of properties that is reflected in the statement of profit and loss.
•	Net income attributable to unitholders: net income attributable to holders of GP Units, LP units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units. For the period prior to the Spin-off of the partnership on April 15, 2013, net income attributable to unitholders represented net income attributable to Brookfield Asset Management.
•	Equity attributable to unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.
4

NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. In evaluating our performance, we also look at a subset of NOI, defined as “same-property NOI,” which excludes NOI that is earned from assets recently acquired, disposed of, developed, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

In addition to reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our properties. These value changes, combined with earnings, represent a total return on the equity attributable to unitholders and form an important component in measuring how we have performed relative to our targets.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.
5

PART II – FINANCIAL STATEMENTS ANALYSIS

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section, we review our consolidated performance for the three and nine months ended September 30, 2014 and 2013 and our financial position as of September 30, 2014 and December 31, 2013. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section on page 41.

Summary Statement of Operating Results and Key Metrics

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$746	$721	$2,211	$2,180
Hospitality revenue	236	294	775	954
Investment and other revenue	58	33	324	132
Total revenue	1,040	1,048	3,310	3,266
Direct commercial property expense	314	280	959	878
Direct hospitality expense	191	244	606	758
Interest expense	298	275	893	818
Depreciation and amortization	37	40	113	127
Administration and other expense	90	100	269	211
Total expenses	930	939	2,840	2,792
Fair value gains, net	781	185	2,363	775
Share of net earnings from equity accounted investments	257	149	786	543
Income before income taxes	1,148	443	3,619	1,792
Income tax expense	105	60	794	355
Net income	1,043	383	2,825	1,437
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	65	148	583	720
Net income attributable to unitholders	$978	$235	$2,242	$717

NOI	$477	$491	$1,421	$1,498
FFO	$172	$124	$544	$440

Our basic and diluted net income per unit attributable to unitholders and weighted average units outstanding are calculated as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per units information)	2014	2013	2014	2013
Net income attributable to unitholders – basic	$978	$235	$2,242	$717
Dilutive effect of conversion of capital securities – corporate	8	―	10	―
Net income attributable to unitholders – diluted	986	235	2,252	717

Weighted average units outstanding – basic	712.9	466.3	653.2	466.3
Conversion of capital securities – corporate	27.0	―	11.4	―
Weighted average units outstanding – diluted	739.9	466.3	664.6	466.3
Net income per unit attributable to unitholders – basic	$1.37	$0.50	$3.43	$1.54
Net income per unit attributable to unitholders – diluted	$1.33	$0.50	$3.39	$1.54

FFO per unit attributable to unitholders	$0.24	$0.27	$0.83	$0.94

For the three months ended September 30, 2014, we reported net income of $1,043 million, of which $978 million is attributable to unitholders. This compares to net income of $383 million, of which $235 million is attributable to unitholders, for the same period in the prior year. Net income attributable to unitholders increased mainly due to fair value gains in our office and retail segments, particularly in our U.S. portfolios, as a result of strong leasing activity and improved market conditions. In addition, we recorded higher net income attributable to unitholders as a result of our additional ownership in Brookfield Office Properties Inc. (“BPO”) common shares. Ownership during the current quarter was 100% as compared to 49% during the same period in 2013.

For the nine months ended September 30, 2014, we reported net income of $2,825 million, of which $2,242 million is attributable to unitholders. This compares to net income of $1,437 million, of which $717 million is attributable to unitholders for the same period in the prior year. Net income attributable to unitholders increased during the nine months ended September 30, 2014 mainly due to our increased weighted average ownership in BPO which increased to 83% from 49% since the prior year, additional acquisition activity and valuation gains in our office and retail segments as mentioned above.

Commercial property revenue was $746 million for the three months ended September 30, 2014 compared to $721 million during the same period in the prior year. The increase is primarily attributable to revenue from acquisitions in our office and industrial segments which were partially offset by a significant lease expiry in downtown New York City in October 2013.

6

Commercial property revenue increased by $31 million for the nine months ended September 30, 2014 to $2,211 million compared to $2,180 million during the same period in the prior year. The increase was primarily the result of acquisitions during the period which were partially offset by the lease expiry mentioned above and dispositions of mature assets.

Hospitality revenue was $236 million for the three months ended September 30, 2014 compared to $294 million during the same period in the prior year. The decrease was related to the deconsolidation of certain hotel assets in Australia as part of a re-organization. Before considering the impact of the deconsolidation, hospitality revenue decreased by $14 million which was primarily a result of the sale of the One&Only Ocean Club in the Bahamas in the second quarter of 2014.

Hospitality revenue was $775 million for the nine months ended September 30, 2014 compared to $954 million during the same period in the prior year. The decrease from the prior year was related to the deconsolidation of certain hotel assets in Australia and the sale of the One&Only Ocean Club.

Direct commercial property expense increased by $34 million for the three months ended September 30, 2014 over the same period in the prior year due to acquisition activity in our office and industrial segments. Direct hospitality expense decreased by $53 million, primarily as a result of the deconsolidation of certain hotel assets. Before considering the impact of the deconsolidation, direct hospitality expense decreased by $20 million, which was primarily a result of the sale of the One&Only Ocean Club as described above.

Direct commercial property expense increased by $81 million for the nine months ended September 30, 2014 over the same period in the prior year also due to acquisition activity as described above. Direct hospitality expense decreased by $152 million as a result of the deconsolidation of certain hotel assets and the sale of the One&Only Ocean Club as described above.

Investment and other revenue increased by $25 million for the three months ended September 30, 2014 as compared to the same period in the prior year. In the current period, we recorded a gain from the completion of an industrial development of $22 million and earned income from our interest in preferred securities convertible into CXTD ordinary shares of $10 million.

Investment and other revenue increased by $192 million for the nine months ended September 30, 2014 as compared to the same period in the prior year. The increase is largely driven by a $140 million gain realized on the repayment of a debt investment in Inmobiliaria Colonial (“Colonial”), a Spanish office company in the second quarter of 2014. Additionally, we recorded gains from the completion of industrial developments in 2014 of $38 million and income from our interest in preferred securities convertible into CXTD ordinary shares of $28 million in the current year offset by a gain recognized from a loan modification in the prior year.

Interest expense increased by $23 million and $75 million for the three and nine months ended September 30, 2014, respectively, as compared to the same period in the prior year. These increases were primarily driven by additional property-level debt as a result of acquisition and refinancing activity and the interest associated with the acquisition facility used to acquire common shares of BPO in 2014.

Administration and other expense decreased by $10 million for the three months ended September 30, 2014 compared to the same period in the prior year. The decrease was primarily a result of the deconsolidation of management fees associated with our private funds. This decrease was offset by an equity enhancement distribution of $14 million in the current quarter.

Administration and other expense increased by $58 million for the nine months ended September 30, 2014 compared to the same period in the prior year. The increase was primarily attributable to $70 million of management fees and equity enhancement distributions paid by the partnership in the current period compared to $23 million in the prior year period, as well as other corporate costs that were incurred following the Spin-off of the partnership in April 2013 and expenses from subsidiaries acquired during the current period. This increase was partially offset by the deconsolidation of management fees associated with our private funds as mentioned above.

Fair value gains of $781 million were recognized in the current quarter as compared to $185 million in the same period in the prior year as detailed in the table below. Commercial properties and developments recorded fair value gains of $662 million due primarily to positive adjustments to discount rates and terminal capitalization rates, specifically in downtown New York City as the market continues to strengthen, as well as changes in projected property level cash flows due to leasing and timing. Fair value gains on our financial instruments and other include the appreciation in our investments in Canary Wharf and CXTD preferred shares and warrants.

Fair value gains of $2,363 million were recognized in the nine months ended September 30, 2014 as compared to $775 million in the same period in the prior year as detailed in the table below. Commercial properties and developments increased in value by $1,958 million for reasons discussed above, as well as appreciation on the remainder of our U.S., Europe and Australia portfolios due to capitalization rate and discount rate compression as a result of improving market conditions. Fair value gains on our financial instruments and other were $405 million which includes the appreciation of our investments in GGP warrants and CXTD preferred shares and warrants. Additional information on key valuation parameters is included in the “Segment Performance” section starting on page 41.

7

The table below presents further information of the fair value gains recorded during the three and nine months ended September 30, 2014 and 2013:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial properties	$574	$113	$1,719	$683
Commercial developments	88	43	239	81
Financial instruments and other	119	29	405	11
Total fair value gains, net	$781	$185	$2,363	$775

Our share of net earnings from equity accounted investments was $257 million for the three months ended September 30, 2014, which represents an increase of $108 million compared to the same period in the prior year. Our joint ventures earned $112 million during the current quarter, which represents an increase of $63 million compared to the same period in the prior year. This increase is primarily attributable to valuation gains on equity accounted properties in New York City in the current quarter as well as the contribution from Republic Plaza, which was deconsolidated in the second quarter of 2014 following the disposition of a 50% interest in the property, partially offset by the consolidation of Five Manhattan West. We earned $145 million from associates, a $45 million increase compared with the prior year primarily driven by an increased ownership in GGP from 22% to 29% (24% to 33% on a fully diluted basis assuming all the outstanding warrants are exercised).

Our share of net earnings from equity accounted investments was $786 million for the nine months ended September 30, 2014, which represents an increase of $243 million compared to the same period in the prior year. Our investments in joint ventures earned $287 million during the current nine months, which represents an increase of $97 million compared to the same period in the prior year. This increase is primarily attributable to fair value gains on our equity accounted properties in New York City and Los Angeles in the current year and acquisition activity in our industrial segment which was offset by the consolidation of several office assets, which were previously equity accounted. We earned $499 million from associates, a $146 million increase compared with the prior year primarily driven by an increased ownership in GGP which was partially offset by higher valuation gains in the prior year.

The components of earnings from equity accounted investments for the three and nine months ended September 30, 2014 and 2013 are presented as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Joint ventures	$112	$49	$287	$190
Associates	145	100	499	353
Share of net earnings from equity accounted investments	$257	$149	$786	$543

Income tax expense increased to $105 million and $794 million for the three and nine months ended September 30, 2014, respectively, compared with $60 million and $355 million during the same periods in the prior year. The increase is mostly attributable to an increase in income, a change in state tax legislation which was substantively enacted during the first quarter of 2014 and resulted in an increase in our effective tax rate applicable to earnings from certain subsidiaries in the impacted jurisdictions, and the impact of the reversal of reserves in both the current and prior periods.

Net income attributable to non-controlling interests declined as a result of our acquisition of the remaining common shares of BPO which we did not previously own. This acquisition reduced the weighted average non-controlling interest share of net income from BPO to nil from 51% for the three months ended, and to 17% from 51% for the nine months ended September 30, 2014. This decrease was offset by higher net income for both periods compared to the prior year as discussed above.

8

NON-IFRS MEASURES

As described in the “Performance Measures” section on page 33, the partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI decreased to $432 million in the third quarter compared with $441 million during the third quarter in the prior year. The decrease was primarily the result of an anticipated lease expiry at Brookfield Place New York in the fourth quarter of 2013 and dispositions of mature, non-core assets, which was largely offset by acquisitions in our office, industrial and multi-family segments. Hospitality NOI decreased to $45 million in the quarter compared to $50 million during the same period in the prior year following the deconsolidation of hotel assets in Australia and the sale of the One&Only Ocean Club, offset by an increase of NOI at Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC (“Hard Rock Hotel and Casino”) .

Commercial property NOI decreased to $1,252 million in the nine months ending September 30, 2014 from $1,302 million during the same period in the prior year. The decrease of $50 million is largely due to the large lease expiry at Brookfield Place New York offset by acquisition activity. Hospitality NOI decreased to $169 million during the period compared to $196 million during the same period in the prior year following the deconsolidation of hotel assets in Australia and the sale of the One&Only Ocean Club, as mentioned above.

The following table reconciles NOI to net income for the three and nine months ended September 30, 2014 and 2013:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$746	$721	$2,211	$2,180
Direct commercial property expense	(314)	(280)	(959)	(878)
Commercial property NOI	432	441	1,252	1,302
Hospitality revenue	236	294	775	954
Direct hospitality expense	(191)	(244)	(606)	(758)
Hospitality NOI	45	50	169	196
Total NOI	477	491	1,421	1,498
Investment and other revenue	58	33	324	132
Interest expense	(298)	(275)	(893)	(818)
Depreciation and amortization	(37)	(40)	(113)	(127)
Administration and other expenses	(90)	(100)	(269)	(211)
Fair value gains, net	781	185	2,363	775
Share of net earnings from equity accounted investments	257	149	786	543
Income before income taxes	1,148	443	3,619	1,792
Income tax expense	(105)	(60)	(794)	(355)
Net income	1,043	383	2,825	1,437
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	(65)	(148)	(583)	(720)
Net income attributable to unitholders	$978	$235	$2,242	$717

FFO increased to $172 million in the quarter compared with $124 million for the same period in the prior year. The increase was driven by additional earnings from our increased investment in BPO and in GGP following our merger with BPO and our $1.4 billion investment in GGP common shares and warrants in November 2013. This increase was partially offset by the impact of a large lease expiry at Brookfield Place New York.

FFO increased to $544 million in the nine months ended September 30, 2014 compared with $440 million for the same period in the prior year. The increase was driven by our increased ownership in BPO and GGP. The increase also reflects a gain realized on a debt investment in Colonial in the second quarter as well as a gain on extinguishment of debt in our retail portfolio and a fee recognized in connection with the disposition of Heritage Plaza, both recorded in the first quarter of 2014 as well as development gains in our industrial portfolio. This increase was partially offset by the impact of the large lease expiry at Brookfield Place New York.

The following table reconciles net income to FFO for the three and nine months ended September 30, 2014 and 2013:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$1,043	$383	$2,825	$1,437
Add (deduct):
Fair value gains, net	(781)	(185)	(2,363)	(775)
Share of equity accounted fair value gains, net	(146)	(46)	(402)	(241)
Depreciation and amortization of real-estate assets	29	32	85	97
Income tax expense	105	60	794	355
Non-controlling interests in above items	(78)	(120)	(395)	(433)
FFO	$172	$124	$544	$440

9

Summary Statement of Financial Position and Key Metrics

(US$ Millions, except per unit information)	Sep. 30, 2014	Dec. 31, 2013
Investment properties:
Commercial properties	$33,184	$31,679
Commercial developments	3,283	2,474
Equity accounted investments	9,788	9,281
Cash and cash equivalents	1,304	1,368
Total assets	55,480	52,446
Debt obligations	23,643	21,640
Total equity	25,092	24,990
Equity attributable to unitholders	$18,774	$13,624
Equity attributable to unitholders per unit	$26.33	$25.23

As of September 30, 2014, we had $55,480 million in assets, compared with $52,446 million at December 31, 2013. This $3,034 million increase is primarily due to an increase of $1,505 million in commercial properties which was primarily attributable to the acquisition of additional interests in Five Manhattan West in Midtown Manhattan, KPMG Tower in Sydney, and Faria Lima 3500 in São Paulo, the recognition of valuation gains and capital spend on our assets, offset by the dispositions of 125 Old Broad Street in London, Heritage Plaza in Houston and Republic Plaza in Denver and the impact of foreign exchange. The increases are discussed further below.

The following table presents the changes in commercial properties from December 31, 2013 to September 30, 2014:

(US$ Millions)	Sep. 30, 2014
Commercial properties, beginning of period	$31,679
Acquisitions	1,307
Capital expenditures	576
Dispositions	(1,792)
Fair value gains	1,719
Foreign currency translation	(452)
Reclassification from development and other	147
Commercial properties, end of period	$33,184

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $3,283 million at September 30, 2014, an increase of $809 million from the balance at December 31, 2013. The increase is primarily attributable to capital expenditures and the recognition of valuation gains, primarily at our Manhattan West, Brookfield Place Calgary and Brookfield Place Perth Tower 2 developments, offset by the negative impact of foreign exchange.

Equity accounted investments, which includes our investments in GGP, Rouse and other income producing property, increased by $507 million since December 31, 2013 as a result of our share of net income from such investments, including valuation gains on our U.S. retail portfolio, asset acquisitions, including the Diplomat Resort and Spa and related facilities (“Diplomat”), and the inclusion of Republic Plaza which was deconsolidated as a result of a sale of a 50% interest in the property and is now accounted for under the equity method. These increases were offset in part by dividends received from GGP and Rouse during the period and the consolidation of Five Manhattan West following the acquisition of additional interests. Subsequent to the acquisition of additional interests in Five Manhattan West, the property is no longer accounted for as an investment in joint venture under the equity method of accounting. The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Sep. 30, 2014
Equity accounted investments, beginning of period	$9,281
Additions, net of disposals	188
Share of net income, including fair value gains	786
Distributions received	(479)
Foreign exchange	(13)
Other	25
Equity accounted investments, end of period	$9,788

To fund the increase in total assets, our debt obligations increased to $23,643 million as at September 30, 2014 from $21,640 million as at December 31, 2013. Contributing to this increase was a new $1.5 billion acquisition facility and a $1 billion credit facility put in place in March 2014 to fund the acquisition of remaining BPO common shares that were previously not owned by the partnership. These facilities, collectively, replaced our existing bilateral credit facilities. At September 30, 2014, the balance drawn on all of our credit facilities was $2,560 million compared with $496 million at December 31, 2013.

10

The following table presents additional information on the partnership’s outstanding debt obligations:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Corporate borrowings	$3,811	$1,159
Non-recourse borrowings:
Property – specific borrowings	19,789	19,828
Subsidiary borrowings	43	653
Total debt obligations	23,643	21,640
Current	3,649	5,120
Non-current	19,994	16,520
Total debt obligations	$23,643	$21,640

The following table presents the components used to calculate equity attributable to unitholders per unit:

(US$ Millions, except unit information)	Sep. 30, 2014	Dec. 31, 2013
Total equity	$25,092	$24,990
Less:
Non-controlling interests	6,318	11,366
Equity attributable to unitholders	18,774	13,624
Total units	712,919,648	540,070,228
Equity attributable to unitholders per unit	$26.33	$25.23

Equity attributable to unitholders was $18,774 million at September 30, 2014, an increase of $5,150 million from the balance at December 31, 2013. The increase was primarily a result of the issuance of LP Units and Exchange LP Units to acquire additional interests in BPO. At September 30, 2014, we had a total of 712,919,648 units issued and outstanding compared with 540,070,228 units at December 31, 2013.

Equity attributable to unitholders per unit was $26.33 at September 30, 2014, an increase of $1.10 from December 31, 2013. The increase was primarily the result of additional investments made and fair value gains recognized since year-end. The increase was partially offset by the issuance of partnership units below carrying value to acquire additional interests in BPO.

Non-controlling interests was $6,318 million at September 30, 2014, a decrease of $5,048 million from the balance at December 31, 2013. The decrease was primarily a result of the acquisition of additional interests in BPO, in which our voting interest increased from 51% to 100%.

SUMMARY OF QUARTERLY RESULTS

	2014			2013				2012
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$1,040	$1,215	$1,055	$1,021	$1,048	$1,086	$1,132	$1,014
Direct operating costs	505	533	527	525	524	555	557	529
Net income	1,043	1,289	493	326	383	478	576	585
Net income attributable to unitholders	978	892	372	190	235	153	329	411
Net income attributable to unitholders per unit – basic	$1.37	$1.31	$0.67	$0.37	$0.50	$0.33	―	―
Net income attributable to unitholders per unit – diluted	$1.33	$1.30	$0.67	$0.37	$0.50	$0.33	―	―

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as new leases and renewals at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. Our hotel assets generally have stronger performance in the winter and spring months compared to the summer and fall months. Our net income fluctuates largely due to fair value gains and losses in each given period.

The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off are reflected prospectively from the date of the Spin-off on April 15, 2013 and accordingly have not been reflected in the results of operations of our partnership, as such items were in fact not created or modified prior thereto. As a result, results from periods prior the Spin-off are not comparable to results after the Spin-off.

11

SEGMENT PERFORMANCE

Our operations are organized into five operating platforms in addition to our corporate activities. The following table presents FFO by segment for comparison purposes:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Office	$145	$89	$410	$289
Retail	101	68	319	205
Industrial	9	5	14	5
Multi-family and Hotels	8	9	40	39
Corporate	(91)	(47)	(239)	(98)
FFO	$172	$124	$544	$440

The following table presents equity attributable to unitholders by segment as of September 30, 2014 and December 31, 2013:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Office	$15,693	$7,910
Retail	8,455	7,704
Industrial	458	463
Multi-family and Hotels	645	462
Corporate	(6,477)	(2,915)
Equity attributable to unitholders	$18,774	$13,624

Office

Our office segment consists of interests in 196 office properties totaling 98 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary, and Perth. The following table presents FFO and net income attributable to unitholders in our office segment for the three and nine months ended September 30, 2014 and 2013:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
FFO	$145	$89	$410	$289
Net income attributable to unitholders	936	224	1,932	708

FFO from our office sector was $145 million for the three months ended September 30, 2014 as compared to $89 million in the same period in the prior year. The increase of $56 million is primarily driven by the additional ownership in BPO, which was 100% on a weighted average basis for the current quarter compared to 49% in the prior period. Offsetting this increase was a decrease in NOI following a large lease expiry at Brookfield Place New York in October 2013.

FFO from our office sector was $410 million for the nine months ended September 30, 2014 as compared to $289 million in the same period in the prior year. In addition to the items mentioned above, the increase in FFO was also attributable to a $43 million net gain realized on our investment in Colonial and a fee recognized in connection with the disposition of Heritage Plaza in Houston during the first quarter of 2014.

Net income attributable to unitholders increased by $712 million to $936 million in the current quarter as compared to $224 million in the prior year period. In addition to the increase in FFO described above, net income increased due to valuation gains resulting from positive changes to discount rates and terminal capitalization rates reflecting strengthening market conditions and asset profiles, as well as changes in projected property level cash flows due to leasing and timing. Market conditions also continued to improve in the London office market, which resulted in valuation gains of $178 million related to our investment in Canary Wharf. These increases were offset by an increase in taxes of $37 million due to higher fair value gains in the current period compared to the prior year.

Net income attributable to unitholders was $1,932 million for the nine months ended September 30, 2014, which is an increase of $1,224 million compared to the prior year period. In addition to the increase in FFO described above, we realized $2,040 million of fair value gains as a result of improved valuation metrics, particularly in our U.S. and U.K. portfolio, and gains on our investment in Canary Wharf as a result of continued recovery in the London office market. This increase was offset partially by higher taxes of $377 million due to fair value gains and an increase in deferred tax liability as a result of a change in state tax legislation that resulted in an increase in our effective tax rate applicable to future earnings from certain subsidiaries in the impacted jurisdictions.

12

The following table presents key operating metrics for our office portfolio as at September 30, 2014 and 2013 and for the three months ended September 30, 2014 and 2013:

As at and for the three months ended Sep. 30,	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2014	2013	2014	2013
Total portfolio:
NOI(1)	$346	$358	$46	$33
Number of properties	171	123	25	30
Leasable square feet in thousands	67,311	59,774	12,048	13,957
Occupancy	89.0%	91.4%	89.8%	86.7%
In-place net rents (per square foot)	$28.00	$27.85	$39.31	$39.35
Same property:
NOI(1)	$280	$318	$45	$20
Number of properties	85	85	9	9
Leasable square feet in thousands	54,268	54,182	7,530	7,534
Occupancy	92.4%	92.2%	95.7%	94.4%
In-place net rents (per square foot)	$28.72	$28.46	$50.17	$48.76

(1) NOI for unconsolidated properties is presented on a proportionate basis, representing the unitholders’ interest in the property.

Same-property NOI for our consolidated properties for the three months ended September 30, 2014 compared with the same period of the prior year decreased by $38 million to $280 million. This decrease was primarily the result of a large anticipated lease expiry at Brookfield Place New York in October 2013 which reduced NOI by $42 million for the quarter. Significant leasing progress on this space has been made and large leases have been executed in the current year, which will contribute rental revenue beginning in 2015. This vacancy was partially offset by higher same-property NOI at our other U.S. and U.K. properties due to increased occupancy.

For the quarter ended September 30, 2014, our consolidated same-property occupancy was 92.4% which was 0.2% higher than at September 30, 2013 due to new leasing in Washington, D.C. and Houston. In addition, we essentially re-leased the Bank of America/Merrill Lynch space at Brookfield Place New York that will result in a meaningful contribution to NOI in 2015 and a further increase in 2016. In-place net rents increased to $28.72 from $28.46 during the same period in the prior year as a result of our ability to execute leases at rents higher as highlighted in the table below.

For our consolidated properties, NOI for the third quarter decreased from $358 million to $346 million from the same period in the prior year due mainly to a reduction in same-property NOI. Offsetting this reduction was a $29 million increase in NOI from acquisition activity in Los Angeles, London and New York offset by dispositions in Houston, Washington, D.C. and Sydney.

For the current quarter our consolidated occupancy was 89.0% which was 2.4% lower than the same period in the prior year due to the large lease expiry at Brookfield Place New York as previously discussed. In-place net rents increased to $28.00 from $27.85 during the same period in the prior year as a result of our ability to execute leases at rents higher than expiring net rents as highlighted in the table below.

NOI earned from our unconsolidated properties, which is presented on a proportionate basis, increased by $13 million to $46 million in the quarter compared with $33 million in the prior year due to the acquisition of additional interests in BPO, as well as higher rental income as a result of a 3.1% increase in occupancy to 89.8%.

The following table presents certain key operating metrics related to leasing activity in our office segment:

	Total portfolio year-to-date
(US$ millions, except where noted)	Sep. 30, 2014	Sep 30, 2013
Leasing activity (thousands of square feet)
New leases	4,977	2,665
Renewal leases	2,615	1,970
Total leasing activity	7,592	4,635
Average term (in years)	7.5	6.9
Year-one leasing net rents per square foot	$30.68	$28.91
Average leasing net rents per square foot	33.51	30.85
Expiring net rents per square foot	26.63	27.50
Estimated market net rents for similar space	35.78	35.62
Tenant improvements and leasing costs per square foot	70.53	39.75

For the nine months ended September 30, 2014, we leased approximately 7.6 million square feet at average in-place net rents approximately 26% higher than expiring net rents. Approximately 66% of our leasing activity represented new leases. Our overall office portfolio’s in-place net rents are currently 20% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. For the first half of 2014, tenant improvements and leasing costs related to leasing activity were $70.53 per square foot, compared to $39.75 per square foot for the same period in the prior year. This increase was due to a high percentage of leasing activity associated with new leases that were concentrated in New York City where leasing costs tend to be higher.

13

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

The following table summarizes the contributions to fair value gains from consolidated and unconsolidated investments attributable to our office segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Consolidated investments	$851	$235	$2,040	$832
Unconsolidated investments(1)	64	19	152	83
Total fair value gains	$915	$254	$2,192	$915

(1) Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the unitholders’ interest in the investments.

We earned total fair value gains of $915 million in the third quarter of 2014 compared with fair value gains of $254 million for the same period in the prior year. Increased fair value gains were due primarily to positive adjustments to discount rates and terminal capitalization rates, specifically in downtown New York City as the market continues to strengthen, as well as changes in projected property level cash flows due to leasing and timing. We also recorded fair value gains of $178 million related to our investment in Canary Wharf in the current quarter as a result of the continued recovery in the London office market.

We earned total fair values gains of $2,192 million in the nine months ended September 30, 2014 compared with fair value gains of $915 million for the same period in the prior year. Increased fair value gains were due primarily to changes in projected property level cash flows due to leasing and timing, and to a lesser extent some positive adjustments to discount rates and terminal capitalization rates. In addition, we benefited from fair value gains of $319 million on our investment in Canary Wharf for the nine months ended September 30, 2014.

The key valuation metrics for commercial properties in our office segment are as follows:

	Sep. 30, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	7.2%	6.0%	11	7.5%	6.3%	11
Canada	6.4%	5.7%	11	6.4%	5.7%	11
Australia	8.3%	6.9%	10	8.4%	7.2%	10
Europe	6.3%	5.3%	10	6.7%	5.3%	10
Brazil(1)	8.5%	7.5%	10	n/a	n/a	n/a
Unconsolidated properties:
United States	6.4%	5.5%	9	6.6%	5.9%	9
Australia	8.3%	6.9%	10	8.7%	7.3%	10

(1) In September 2014, we acquired a 51% interest in an office property in São Paulo.

The following table provides an overview of the financial position of our office segment as at September 30, 2014 and December 31, 2013:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Investment properties:
Commercial properties	$28,353	$26,767
Commercial developments	2,478	1,841
Equity accounted investments	2,042	2,135
Participating loan interests	639	747
Investment in Canary Wharf	1,317	1,027
Accounts receivable and other	941	1,426
Cash and cash equivalents	847	782
Total assets	36,617	34,725
Debt obligations	14,590	14,733
Accounts payable and other liabilities	3,255	2,776
Non-controlling interests of others in operating subsidiaries and properties	3,079	9,306
Equity attributable to unitholders	$15,693	$7,910

Equity attributable to unitholders in our office segment increased from $7,910 million at December 31, 2013 to $15,693 million at September 30, 2014. The increase was primarily a result of the acquisition of the BPO common shares not previously owned by the partnership. The acquisition of this interest amounted to $4,568 million and was paid for through a combination of the issuance of approximately 160 million partnership and Exchange LP Units for $3,030 million and cash consideration of $1,538 million and resulted in a reduction in non-controlling interests. In addition, certain Canadian BPO shareholders had their shares redeemed directly by BPO. BPO acquired 22.5 million of these common shares for consideration of $195 million in cash and 12.9 million Exchange LP Units valued at $263 million. These shares were

14

subsequently cancelled. The remaining increase was a result of valuation gains recorded in the current year, partially offset by the negative impact of foreign currency translation.

Commercial properties totaled $28,353 million at September 30, 2014 as compared to $26,767 million at December 31, 2013. The increase is largely attributable to valuation gains recognized within our U.S. office portfolio, particularly in New York City and Los Angeles. Commercial developments totaled $2,478 million at September 30, 2014 as compared to $1,841 million at December 31, 2013. The increase is largely a result of investments in our current active developments and an increase in land market value at our Manhattan West development.

The following table summarizes the scope and progress of active developments in our office segment:

	Square feet under construction (in thousands)	Expected date of cash stabilization	Percent pre-leased	Cost				Construction Loan
(US$ Millions, except where noted)					Total(1)		To- date		Total		Drawn
Active developments:
Manhattan West, New York City(2)	―	―	―		$680		$598		$340		$263
Bay Adelaide East, Toronto	980	Q2 2017	63%	C$	463	C$	292	C$	350	C$	122
Brookfield Place East Tower, Calgary	1,400	Q3 2018	71%	C$	799	C$	181	C$	575	C$	―
Brookfield Place Tower 2, Perth	366	Q1 2016	40%	A$	338	A$	138	A$	240	A$	43
1 London Wall Place, London	505	Q1 2017	61%		£185		£55	£	―	£	―
Principal Place (commercial), London	621	Q4 2019	69%		£372		£80	£	―	£	―
Giroflex, São Paulo	681	Q1 2018	―	R$	597	R$	516	R$	462	R$	248
	4,553
(1)	Net of NOI earned during stabilization.
(2)	Represents the platform upon which the five million square foot Manhattan West development will be constructed.

The following table presents changes in the partnership’s equity accounted investments in the office segment from December 31, 2013 to September 30, 2014:

(US$ Millions)	Sep. 30, 2014
Equity accounted investments, beginning of period	$2,135
Additions, net of disposals	(28)
Share of net income, including fair value gains	224
Distributions received	(281)
Foreign exchange	(11)
Other	3
Equity accounted investments, end of period	$2,042

Equity accounted investments totaled $2,042 million at September 30, 2014 as compared to $2,135 million at December 31, 2013. The decrease is largely a result of distributions of $281 million, which primarily related to the refinancing of the Grace Building in New York City in the current year, and the consolidation of Five Manhattan West in the first quarter of 2014 as an additional interest in the property was acquired. This was partially offset by the disposition of a 50% stake in Republic Plaza in the second quarter of 2014 which is now being accounted for under the equity method.

Debt obligations decreased by $143 million year-to-date in our office segment, primarily as a result of the disposition of 125 Old Broad Street in London, and the deconsolidation of Republic Plaza in Denver and Heritage Plaza in Houston, as well as the weakening of foreign currencies against the U.S. Dollar. This decrease was partially offset by upfinancings in our U.S. and Australian portfolios and drawdowns on construction loans.

Reconciliation of Non-IFRS Measures – Office

The key components of NOI in our office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$625	$608	$1,873	$1,839
Direct commercial property expense	(279)	(250)	(831)	(747)
Total NOI	$346	$358	$1,042	$1,092

15

NOI to net income:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Same-property NOI	$280	$318	$825	$925
Currency variance	―	2	―	23
NOI related to acquisitions and dispositions	57	28	188	109
NOI from opportunistic assets	9	10	29	35
Total NOI	346	358	1,042	1,092
Investment and other revenue	23	30	237	113
Interest expense	(171)	(162)	(526)	(501)
Depreciation and amortization on non-real estate assets	(4)	(4)	(13)	(14)
Administration and other expense	(32)	(37)	(108)	(118)
Fair value gains, net	851	235	2,040	832
Share of net earnings from equity accounted investments	87	42	224	165
Income before income taxes	1,100	462	2,896	1,569
Income tax expense	(83)	(46)	(520)	(143)
Net income	1,017	416	2,376	1,426
Net income attributable to non-controlling interests	(81)	(192)	(444)	(718)
Net income attributable to unitholders	$936	$224	$1,932	$708

Net income to FFO:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$1,017	$416	$2,376	$1,426
Add (deduct):
Fair value gains, net	(851)	(235)	(2,040)	(832)
Share of equity accounted fair value gains, net	(64)	(19)	(152)	(83)
Income tax expense	83	46	520	143
Non-controlling interests in above items	(40)	(119)	(294)	(365)
FFO	$145	$89	$410	$289

Retail

Our retail segment consists of 166 retail properties containing 155 million square feet in the United States, Brazil and Australia; a substantial portion of our retail properties is held through our 29% interest in GGP (33% on a fully-diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse.

The following table presents FFO and net income attributable to unitholders in our retail segment for the three and nine months ended September 30, 2014 and 2013:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
FFO	$101	$68	$319	$205
Net income attributable to unitholders	148	68	736	269

FFO earned in our retail platform was $101 million for the three months ended September 30, 2014 as compared to $68 million in the same period in the prior year. FFO for the nine months ended September 30, 2014 was $319 million compared to $205 million in the same period in the prior year. These increases were a result of an increase in our ownership in GGP to 29% on a weighted average basis for the period compared to 22% in the prior year, an increase in same store sales, and income from our investment in CXTD in the current period.

Net income attributable to unitholders increased by $80 million to $148 million for the three months ended September 30, 2014 compared to the same period in the prior year. This increase was a result of an additional $33 million of FFO in the current quarter as described above and valuation gains related to our U.S. retail portfolio and our investment in CXTD.

Net income attributable to unitholders increased by $467 million to $736 million for the nine months ended September 30, 2014 compared to the same period in the prior year. This increase was a result of an additional $114 million of FFO in the current period as described above, fair value gains related to GGP as a result of strong leasing and occupancy trends, and valuation gains related to the GGP warrants as a result of the increase in GGP’s share price.

16

The following table presents key operating metrics in our retail portfolio as at September 30, 2014 and 2013 and for the three months ended September 30, 2014 and 2013:

As at and for the three months ended Sep. 30,	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2014	2013	2014	2013
Total NOI(1)	$28	$24	$182	$137
Same property NOI	27	24	135	129
Number of properties	9	10	157	155
Leasable square feet in thousands	3,448	3,762	151,226	148,898
Occupancy	95.9%	96.8%	95.5%	95.5%
In-place net rents (per square foot)	$39.07	$37.70	$55.08	$54.35
Tenant sales (per square foot)	$716	$700	$522	$524

(1) NOI for unconsolidated properties is presented on a proportionate basis, representing the unitholders’ interest in the investments.

NOI on consolidated properties for the three months ended September 30, 2014 increased by $4 million to $28 million compared to the same period in the prior year due to higher rental income on our Brazilian properties offset by property dispositions in Australia. NOI on unconsolidated properties, which is presented on a proportionate basis, increased to $182 million over the prior period year due to an increase of our interest in GGP from 22% in the prior year to 29%. Same-property NOI on unconsolidated properties increased by $6 million due to favorable lease spreads in the United States.

The results of operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases that are scheduled to commence in 2014 and 2015 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

(US$ Millions, except where noted)	Total portfolio year-to-date
	Sep. 30, 2014	Sep. 30, 2013
Number of leases	2,163	2,137
Leasing activity in thousands of square feet	6,355	6,740
Average term in years	6.2	5.5
Initial rent per square foot(1)	$59.17	$59.56
Expiring rent per square foot(2)	51.13	53.58
Initial rent spread	8.04	5.98
% Change	15.7%	11.2%
Tenant allowances and leasing costs	111	119

(1) Represents initial rent over the term consisting of base minimum rent and common area costs.

(2) Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

For the nine months ended September 30, 2014, we leased over 6 million square feet at initial rents approximately 15.7% higher than expiring net rents on a suite-to-suite basis. Additionally for the nine months ended September 30, 2014, tenant allowances and leasing costs related to leasing activity was $111 million compared to $119 million for the same period in the prior year.

Our retail portfolio occupancy rate at September 30, 2014 was 95.5%, in line with occupancy at September 30, 2013. In our retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $54.27 at September 30, 2014 from $53.41 at September 30, 2013, primarily as a result of strong leasing activity across our U.S. and Brazilian mall portfolios. At GGP, the same-property leased percentage increased 20 basis points to 96.8% and suite-to-suite lease spreads increased by 17.6% compared to the prior year at September 30, 2014.

The following table presents the contributions to fair value gains (losses) from consolidated and unconsolidated investments in our retail segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Consolidated investments	$(54)	$(57)	$223	$(37)
Unconsolidated investments(1)	64	23	201	134
Total fair value gains (losses)	$10	$(34)	$424	$97
(1)	Fair value gains (losses) for unconsolidated properties are presented on a proportionate basis, representing the unitholders’ interest in the investments.

We reported consolidated fair values losses of $54 million in the quarter compared to fair value losses of $57 million for the same period in the prior year. These fair value losses relate to our Brazilian retail portfolio and are a reflection of an increase in discount rates. We reported unconsolidated fair value gains of $64 million in the current quarter as a result of changes in projected property level cash flows due to leasing and timing in our U.S. portfolio.

We reported fair values gains of $424 million in the nine months ended September 30, 2014 compared with fair value gains of $97 million for the same period in the prior year. The increase in consolidated fair value gains was primarily due to gains related to our investment in GGP

17

warrants, as a result of the increase in GGP’s share price during the period, and our interest in CXTD, as a result of increases in the underlying net asset value. The increase in unconsolidated fair value gains was largely attributable to an increase in the valuation of the Ala Moana Center in Honolulu which is undergoing a significant redevelopment as well as changes in projected property level cash flows as mentioned above.

The key valuation metrics of these properties in our retail segment are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Sep. 30, 2014			Dec. 31, 2013
	Discount Rate	Terminal capitalization rate	Investment horizon	Discount Rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Brazil	9.1%	7.2%	10	9.0%	7.2%	10
Australia(1)	n/a	n/a	n/a	10.3%	9.5%	10
Unconsolidated properties:
United States	7.6%	5.8%	10	7.6%	5.8%	10

(1) No discounted cash flow performed as sole remaining asset is subject to conditional sale.

Equity attributable to unitholders in the retail segment increased by $751 million to $8,455 million at September 30, 2014 from December 31, 2013. The increase was a result of net income as discussed above and our investment in CXTD, comprised of preferred securities convertible into CXTD ordinary shares and warrants to subscribe to ordinary shares of Shui On Land, the parent of CXTD. This was offset by dividends received from GGP and Rouse during the period.

The following table presents an overview of the financial position of our retail segment as at September 30, 2014 and December 31, 2013:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Investment properties	$1,775	$1,903
Equity accounted investments	6,835	6,443
GGP warrants	1,076	868
Accounts receivable and other	772	204
Cash and cash equivalents	73	74
Total assets	10,531	9,492
Debt obligations	641	694
Accounts payable and other liabilities	180	154
Non-controlling interests of others in operating subsidiaries and properties	1,255	940
Total equity attributable to unitholders	$8,455	$7,704

Investment properties totaled $1,775 million at September 30, 2014 as compared to $1,903 million at December 31, 2013. The decrease is largely attributable to the weakening of the Brazilian Real, valuation losses on our Brazilian portfolio and the sale of an asset in Australia in the current year.

Equity accounted investments totaled $6,835 million at September 30, 2014 as compared to $6,443 million at December 31, 2013. The increase is largely a result of net income from GGP and Rouse including valuation gains offset by dividends paid during the period. Accounts receivable and other includes our investment in CXTD which was made during the first quarter of 2014.

The following table presents a roll-forward of the partnership’s equity accounted investments from December 31, 2013 to September 30, 2014:

(US$ Millions)	Sep. 30, 2014
Equity accounted investments, beginning of period	$6,443
Share of net income, including fair value gains	503
Distributions received	(125)
Other	14
Equity accounted investments, end of period	$6,835

18

Reconciliation of Non-IFRS Measures - Retail

The key components of NOI in our retail segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$36	$39	$101	$112
Direct commercial property expense	(8)	(15)	(22)	(34)
Total NOI	$28	$24	$79	$78

NOI to net income:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Total NOI	$28	$24	$79	$78
Investment and other revenue	12	2	32	6
Interest expense	(22)	(19)	(59)	(52)
Administration and other expense	(3)	―	(9)	―
Fair value (losses) gains, net	(54)	(57)	223	(37)
Share of net earnings from equity accounted investments	160	98	503	348
Income before income taxes	121	48	769	343
Income tax (expense)/recovery	4	(1)	(9)	(44)
Net income	125	47	760	299
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	23	21	(24)	(30)
Net income attributable to unitholders	$148	$68	$736	$269

Net income to FFO:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$125	$47	$760	$299
Add (deduct):
Fair value losses (gains), net	54	57	(223)	37
Share of equity accounted fair value gains, net	(64)	(23)	(201)	(134)
Income tax (recovery) expense	(4)	1	9	44
Non-controlling interests in above items	(10)	(14)	(26)	(41)
FFO	$101	$68	$319	$205

Industrial

Our industrial segment comprises over 48 million square feet of industrial space across 192 industrial properties, primarily consisting of modern logistics assets in North America and Europe. The following table presents NOI, FFO and net income attributable to unitholders in our industrial segment for the three and nine months ended September 30, 2014 and 2013:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
NOI	$35	$36	$65	$56
FFO	9	5	14	5
Net income attributable to unitholders	17	13	57	38

For the three and nine months ended September 30, 2014, FFO compared with the same period in the prior year increased by $4 million and $9 million, respectively, which was primarily due to the acquisitions of Gazeley Limited (“Gazeley”) and IDI Realty, LLC (“IDI”) in the second and fourth quarters of 2013, respectively.

We reported fair values gains of $38 million in the current quarter compared with fair value gains of $33 million for the same period in the prior year due to the compression of discount rates and terminal capitalization rates across the portfolio and improved market conditions, primarily in the United States, United Kingdom and Germany. The compression of discount and terminal capitalization rates also impacted fair value gains during the nine months ended September 30, 2014, during which the partnership recorded gains of $171 million.

19

The following table presents the contributions to fair value gains from consolidated and unconsolidated investments in our industrial segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Consolidated investments	$24	$33	$139	$79
Unconsolidated investments(1)	14	―	32	16
Total fair value gains	$38	$33	$171	$95
(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the unitholders’ interest in the investments.

The key valuation metrics of our industrial properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Sep. 30, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
North America	8.2%	7.5%	10	8.5%	7.6%	10
Europe	8.2%	7.4%	10	9.9%	8.2%	10
Unconsolidated properties:
North America	7.2%	6.7%	10	7.8%	7.0%	10

The following table presents equity attributable to unitholders in our industrial segment:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Investment properties	$2,341	$2,088
Equity accounted investments	397	459
Accounts receivable and other	136	148
Cash and cash equivalents	76	64
Total assets	2,950	2,759
Debt obligations	1,111	1,103
Accounts payable and other liabilities	161	138
Non-controlling interests of others in operating subsidiaries and properties	1,220	1,055
Equity attributable to unitholders	$458	$463

Equity attributable to unitholders in our industrial portfolio decreased by $5 million to $458 million at September 30, 2014 from December 31, 2013. The decrease was a result of the disposition of an equity accounted industrial portfolio in the first quarter of 2014. This was partially offset by fair value gains as a result of strengthening markets specifically in the United States, United Kingdom and Germany.

Investment properties of $2,341 million include $1,617 million of industrial assets in North America and $724 million of assets in Europe.

Reconciliation of Non-IFRS Measures - Industrial

NOI to net income:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$42	$27	$109	$68
Direct commercial property expense	(7)	9	(44)	(12)
Total NOI	35	36	65	56
Investment and other revenue	18	―	40	―
Interest expense	(8)	(12)	(26)	(33)
Administration and other expense	(20)	(16)	(44)	(14)
Depreciation and amortization	(1)	(1)	(3)	(2)
Fair value gains, net	24	33	139	79
Share of net earnings from equity accounted investments	18	3	47	19
Income before income taxes	66	43	218	105
Income tax expense	(3)	―	(12)	(1)
Net income	63	43	206	104
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	(46)	(30)	(149)	(66)
Net income attributable to unitholders	$17	$13	$57	$38

20

Net income to FFO:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$63	$43	$206	$104
Add (deduct):
Fair value (gains), net	(24)	(33)	(139)	(79)
Share of equity accounted fair value gains, net	(14)	―	(32)	(16)
Income tax expense	3	―	12	1
Non-controlling interests in above items	(19)	(5)	(33)	(5)
FFO	$9	$5	$14	$5

Multi-family and Hotels

Our multi-family and hotels segment consists of over 23,000 multi-family units across 82 properties as well as eleven hotel assets with 8,850 rooms. The following table presents NOI, FFO and net income attributable to unitholders in our multi-family and hotels segment for the three and nine months ended September 30, 2014 and 2013:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
NOI	$68	$73	$235	$272
FFO	8	9	40	39
Net income attributable to unitholders	(9)	(7)	9	(14)

For the three months ended September 30, 2014, FFO compared with the same period in the prior year decreased by $1 million, which was primarily due to transaction costs associated with the acquisition of Diplomat in Hollywood, FL in the current quarter, partially offset by stronger performance in our hotel investments compared to the prior year.

NOI for multi-family and hotels segment decreased by $5 million and $37 million for the three and nine months ended September 30, 2014 when compared to the prior year period, respectively. The decrease was primarily due to the sale of the One&Only Ocean Club in the Bahamas in the second quarter of 2014 and the deconsolidation of an Australian hotel portfolio in 2013. Offsetting these decreases were strong performance at Atlantis and Hard Rock Hotel and Casino as compared to the prior year period. NOI from our multi-family investments was relatively consistent in the three month period ended September 30, 2014 as compared to the prior year period as a result of acquisitions offset by dispositions during the period.

The following table presents the contributions to fair value gains (losses) from consolidated and unconsolidated investments in our multi-family and hotels segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Consolidated investments	$(40)	$(21)	$(39)	$(77)
Unconsolidated investments(1)	4	4	17	8
Total fair value (losses)	$(36)	$(17)	$(22)	$(69)
(1)	Fair value gains (losses) for unconsolidated investments are presented on a proportionate basis, representing the unitholders’ interest in the investments.

We reported fair value losses of $36 million the three months ended September 30, 2014 compared with fair value losses of $17 million when compared to the prior year. The current quarter reflects fair value adjustments to non-core Class B multi-family assets to reflect local market conditions of these assets. For the nine months ended September 30, 2014, we reported fair value losses of $22 million compared with $69 million during the same time period in the prior year.

The key valuation metrics of the multi-family properties are presented in the following table.

		Implied capitalization rate
		Sep. 30, 2014	Dec. 31, 2013
Consolidated properties:
Multi-family	6.0%	5.8%	6.0%
Unconsolidated properties:
Multi-family	10.6%	5.5%	5.6%

The implied capitalization rate on consolidated multi-family properties decreased from 6.0% at December 31, 2013 to 5.8% at September 30, 2014 as a result of value appreciation of newly renovated multi-family units and the disposition of non-core multi-family assets that had a higher capitalization rate offset by the valuation adjustments on the Class B assets mentioned above.

21

The following table presents equity attributable to unitholders at the multi-family and hotels segment level:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Investment properties	$1,520	$1,554
Hotel operating assets	2,219	2,432
Equity accounted investments	483	210
Loans and note receivable	82	85
Accounts receivable and other	656	679
Cash and cash equivalents	244	415
Total assets	5,204	5,375
Debt obligations	3,490	3,953
Accounts payable and other liabilities	330	282
Non-controlling interests	739	678
Equity attributable to unitholders	$645	$462

Equity attributable to unitholders in our multi-family and hotels portfolio increased by $183 million to $645 million at September 30, 2014 from December 31, 2013. The increase was due to the acquisition of equity accounted hotel investments during the current year.

Hotel operating assets of $2,219 million primarily include our investment in Atlantis and the Hard Rock Hotel and Casino. The decrease of $213 million from December 31, 2013 primarily reflects the sale of the One&Only Ocean Club in the second quarter of 2014 and depreciation recorded in the current year. The proceeds from the sale were used to repay a portion of the maturing debt on Atlantis that was refinanced in the second quarter.

Debt obligations decreased from $3,953 million at December 31, 2013 to $3,490 million which was the result of the refinancing of $1,750 million of debt at Atlantis replacing approximately $2,150 million of debt during the second quarter of 2014.

Reconciliation of Non-IFRS Measures – Multi-family and Hotels

NOI to net income:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$43	$47	$128	$161
Hospitality revenue	236	294	775	954
Direct commercial property expense	(20)	(24)	(62)	(85)
Direct hospitality expense	(191)	(244)	(606)	(758)
Total NOI	68	73	235	272
Investment and other revenue	5	1	15	7
Interest expense	(40)	(45)	(124)	(141)
Administration and other expense	(5)	(3)	(9)	(10)
Depreciation and amortization	(32)	(35)	(97)	(111)
Fair value losses, net	(40)	(21)	(39)	(77)
Share of net earnings from equity accounted investments	(9)	6	8	10
Income before income taxes	(53)	(24)	(11)	(50)
Income tax expense	-	(2)	-	(3)
Net income	(53)	(26)	(11)	(53)
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	44	19	20	39
Net income attributable to unitholders	$(9)	$(7)	$9	$(14)

Net income to FFO:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$(53)	$(26)	$(11)	$(53)
Add (deduct):
Fair value losses, net	40	21	39	77
Share of equity accounted fair value gains, net	(4)	(4)	(17)	(8)
Depreciation and amortization of real estate assets	29	32	85	97
Income tax expense	-	2	-	3
Non-controlling interests in above items	(4)	(16)	(56)	(77)
FFO	$8	$9	$40	$39

22

Corporate

Certain amounts are allocated to our corporate segment in our management reports as those activities should not be used to evaluate our other segments’ operating performance. FFO was a loss of $91 million for the three months ended September 30, 2014 compared to a loss of $47 million in same period in the prior year. Interest expense for the three months ended September 30, 2014 was $57 million, which is comprised of $36 million of interest expense paid on capital securities and $21 million of interest expense on our credit facilities. Administration and other expense was $30 million which is comprised of $13 million of asset management fees, $14 million of equity enhancement fees and $3 million of other corporate costs.

The following table presents equity attributable to unitholders at the corporate level:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Accounts receivable and other	$114	$62
Cash and cash equivalents	64	33
Total assets	178	95
Debt obligations	3,811	1,157
Capital securities	1,852	1,878
Accounts payable and other liabilities	967	588
Non-controlling interests	25	(613)
Equity attributable to unitholders	$(6,477)	$(2,915)

The corporate balance sheet includes corporate debt and capital securities from the partnership and BPO. The increase in corporate debt obligations is primarily a result of the debt drawn to fund the cash portion of the tender offer and subsequent plan of arrangement to acquire BPO common shares. Accounts payable and other liabilities consist of deferred tax liabilities, which have increased as a result of a change in state tax legislation that resulted in an increase in our effective tax rate applicable to future earnings from certain subsidiaries in the impacted jurisdictions.

As at September 30, 2014, we had $1.25 billion of Class B and C capital securities outstanding, which were issued by one of the partnership’s holding entities.

The change in non-controlling interest is a result of our increased ownership in BPO’s corporate debt and capital securities to 100% from 49% at December 31, 2013. In addition, in connection with the BPO acquisition, Brookfield Property Split Corp. (“BOP Split”), an indirect subsidiary of the partnership, issued capital securities to certain shareholders of convertible BPO capital securities.

The following table provides additional information on our outstanding capital securities - corporate:

(US$ Millions, except where noted)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2014	Dec. 31, 2013
Class B Junior Preferred Shares	30,000,000	5.75%	$750	$750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,350,000	5.25%	85	110
Series H(1)	7,000,000	5.75%	157	188
Series J(1)	7,000,000	5.00%	157	188
Series K(1) BOP Split Senior Preferred Shares:	4,980,000	5.20%	111	142
Series 1	1,000,000	5.25%	25	―
Series 2	1,000,000	5.75%	22	―
Series 3	1,000,000	5.00%	22	―
Series 4	1,000,000	5.20%	23	―
Total capital securities - corporate			$1,852	$1,878

Current			$334	$188
Non-current			1,518	1,690
Total capital securities - corporate			$1,852	$1,878
(1)	BPY and its subsidiaries own 1,050,000, 1,000,000, 1,000,000 and 1,020,000 shares of Series G, Series H, Series J and Series K capital securities, respectively, which has been reflected as a reduction in outstanding shares of each series of the BPO Class AAA Preferred Shares.

In addition, as at September 30, 2014, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of the partnership. In addition, BPO had an additional $1,282 million of preferred equity outstanding.

23

Reconciliation of Non-IFRS Measures – Corporate

Net income to FFO:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Net income	$(109)	$(97)	$(506)	$(339)
Add (deduct):
Fair value losses, net	―	5	―	22
Income tax expense	23	11	253	164
Non-controlling interests in above items	(5)	34	14	55
FFO	$(91)	$(47)	$(239)	$(98)

LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at September 30, 2014, capital totaled $51 billion compared with $49 billion at December 31, 2013.

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;
•	Debt service requirements;
•	Distributions to unitholders;
•	Capital expenditures deemed mandatory, including tenant improvements;
•	Development costs not covered under construction loans;
•	Investing activities which could include:
o	Discretionary capital expenditures;
o	Property acquisitions;
o	Future developments; and
o	Repurchase of our units.

We plan to meet these liquidity needs with accessing our group-wide liquidity of $3.3 billion at September 30, 2014 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Corporate cash and cash equivalents	$48	$17
Available committed corporate credit facility	549	909
Available subordinated credit facility	279	855
Corporate liquidity	876	1,781
Proportionate cash retained at subsidiaries	1,017	709
Proportionate availability under construction facilities	1,054	496
Proportionate availability under subsidiary credit facilities	343	301
Group-wide liquidity	$3,290	$3,287

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

24

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Sep. 30, 2014
Remainder of 2014	$426
2015	1,820
2016	3,680
2017	4,147
2018	1,960
Thereafter	5,435
Deferred financing costs	(128)
Secured debt obligations	$17,340
Loan to value (%)	47.5%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2014-2015.

25

PART III – RISKS AND UNCERTAINTIES

The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Australia, Brazil and Europe. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

For a more detailed description of the risk factors facing our business, please refer to the section entitled “Item 3.D. Key Information - Risk Factors” in our December 31, 2013 annual report on Form 20-F.

Credit Risk

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.2% of our office segment tenant base and, as at September 30, 2014, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and exposure as at September 30, 2014:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.2%
CIBC World Markets(3)	Calgary/Houston/Midtown NY/Toronto	A+	2.0%
Suncor Energy Inc.	Calgary	BBB+	1.8%
Morgan Stanley	Denver/Downtown NY/Toronto	A-	1.7%
Bank of Montreal	Calgary/Toronto	A+	1.6%
Bank of America/Merrill Lynch	Denver/Downtown NY/Los Angeles/Toronto/Washington, D.C.	A-	1.5%
Royal Bank of Canada	Boston/Calgary/Downtown NY/LA/Toronto/Vancouver/Washington, D.C.	AA-	1.4%
JPMorgan Chase & Co.	Denver/Downtown NY/Houston/Los Angeles/Midtown NY	A	1.2%
PricewaterhouseCoopers LLP	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	1.2%
Imperial Oil	Calgary	AAA	1.0%
Total			21.6%
(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2) Exposure is a percentage of total leasable square feet.

(3)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

26

The following list reflects the largest tenants in our retail portfolio as at September 30, 2014. The largest ten tenants in our portfolio accounted for approximately 20.7% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands Inc.	Victoria's Secret, Bath & Body Works, PINK	3.4%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.7%
Forever 21, Inc.	Forever 21	2.2%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	2.0%
Signet Jewelers Limited	Zales, Gordon’s, Kay, Jared	1.6%
Express, Inc.	Express, Express Men	1.5%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.5%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.5%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.5%
Total		20.7%
(1)	Exposure is a percentage of minimum rents and tenants recoveries.

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 7% of our office leases mature annually up to 2020. Our office portfolio has a weighted average remaining lease life of approximately eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at September 30, 2014, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2014	2015	2016	2017	2018	2019	2020	2021 and Beyond	Total
Office	8,612	1,206	4,867	5,878	4,642	6,379	5,675	5,399	36,701	79,359
Expiring %	10.9%	1.5%	6.1%	7.4%	5.8%	8.0%	7.2%	6.8%	46.3%	100.0%
Retail(1)	2,944	1,682	7,218	7,657	6,950	6,352	6,204	3,748	22,710	65,465
Expiring %	4.5%	2.6%	11.0%	11.7%	10.6%	9.7%	9.5%	5.7%	34.7%	100.0%
Industrial	4,641	520	5,264	7,826	4,889	6,398	5,272	2,836	10,578	48,224
Expiring %	9.6%	1.1%	10.9%	16.2%	10.1%	13.3%	10.9%	5.9%	22.0%	100.0%
(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

TAX RISK

We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

ECONOMIC RISK

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

27

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years.

INSURANCE RISK

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio. We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 53% of our outstanding debt obligations at September 30, 2014 are floating rate debt compared to 52% at December 31, 2013. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $127 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in an annual interest expense of approximately $4 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At September 30, 2014, our consolidated debt to capitalization was 46% (December 31, 2013 – 46%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

FOREIGN EXCHANGE RISK

As at and for the three months ended September 30, 2014, approximately 32% of our assets and 33% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS

We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and
•	Interest rate caps to hedge interest rate risk on certain variable rate debt;

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

28

Interest Rate Hedging

The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2014 and December 31, 2013:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates		Fair value
Sep. 30, 2014	Interest rate caps of US$ LIBOR debt	$2,121	3.0% to 5.8%	Dec. 2015 to Oct. 2018	$	―
	Interest rate swaps of US$ LIBOR debt	483	0.6% to 2.2%	Dec. 2015 to Nov. 2020		(4)
	Interest rate swaps of £ LIBOR debt	237	1.1% to 2.1%	Sep. 2017 to Dec. 2018		2
	Interest rate swaps of A$ BBSW/BBSY debt	586	3.5% to 5.9%	Jan. 2016 to Jul. 2017		(28)
	Interest rate swaps of € EURIBOR debt	52	0.7% to 1.4%	Oct. 2017 to Feb. 2021		2
	Forecast fixed rate debt interest rate swaps	1,995	2.3% to 4.9%	Nov. 2024 to Jun. 2029		(183)
	Forecast fixed rate debt interest rate swaps (C$)	45	2.8%	Dec. 2024		(1)
Dec. 31, 2013	Interest rate swaps of fixed US$ debt	$1,505	2.3% and 4.7%	Jun. 2024 to Jun. 2026		$(32)
	Interest rate swaps of fixed C$ debt	47	2.8%	Dec. 2024		3
	Interest rate swaps of US$ LIBOR debt	784	0.6% to 2.2%	May 2014 to Nov. 2020		(1)
	Interest rate caps of US$ LIBOR debt	2,246	1.8% to 5.8%	Jan. 2014 to Oct. 2018		2
	Interest rate swaps of £ LIBOR debt	222	1.1%	Sep. 2017		3
	Interest rate swaps of A$ BBSW/BBSY debt	936	3.5% to 5.9%	Jan. 2014 to Jul. 2017		(37)

For the three and nine months ended September 30, 2014 and 2013, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging

The partnership has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As of September 30, 2014, the partnership had hedged a notional amount of £936 million (December 31, 2013 – £770 million) at rates between £0.59/$ and £0.63/$ using foreign currency forward contracts maturing between October 2014 and October 2015. In addition, as of September 30, 2014, the partnership had hedged a notional amount of €135 million (December 31, 2013 – €550 million) at rates between €0.75/$ and €0.76/$ using foreign currency forward contracts maturing between December 2014 and August 2015. The partnership had also hedged, as of September 30, 2014, a notional amount of A$1,550 million (December 31, 2013 – A$535 million) at rates between A$1.06/$ and A$1.15/$, as well as a notional amount of $99 million (December 31, 2013 – nil) at a rate of £0.60/$ and a notional amount of $64 million (December 31, 2013 – nil) at a rate of ₨0.016/$ using foreign currency forward contracts maturing between October 2014 and August 2015.

The fair value of the partnership’s outstanding foreign currency forwards designated as net investment hedges as of September 30, 2014 is a gain of $87 million (December 31, 2013 – loss of $27 million).

In addition, as of September 30, 2014, the partnership had designated C$1,496 million (December 31, 2013 – C$900 million) of Canadian dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

The partnership also entered into foreign currency forward arrangements to hedge certain Canadian Dollar, British Pound and U.S. Dollar cash flows. As of September 30, 2014, the partnership hedged a notional amount of C$135 million at C$1.11/$ with a maturity date of March 2015, as well as £158 million at £0.62/$ with a maturity date of October 2014. In addition, the partnership hedged $141 million at rates between $0.59/£ and $0.62/£ with maturity dates between October and December 2014. The fair value of these outstanding foreign currency forwards as of September 30, 2014 is a loss of $2 million (December 31, 2013 – loss of $27 million).

Other Derivatives

The following table provides detail of the partnership’s other derivatives that have been entered into to manage financial risks as of September 30, 2014 and December 31, 2013:

(US$ Millions)	Derivative type	Notional (2)	Maturity dates	Rates	Fair value (gain)/loss	Classification of gain/loss
Sep. 30, 2014	Interest rate caps	$400	Mar. 2016	3.65%	$–	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%	–	General and administrative expense
Dec. 31, 2013	Total return swap(1)	$1	–	–	$(5)	General and administrative expense
	Interest rate caps	400	Mar. 2016	3.65%	–	General and administrative expense
	Interest rate caps	882	Apr. 2014	2.50%	–	General and administrative expense
	Interest rate caps	2,270	Apr. 2014	4.50%	–	General and administrative expense
(1)	Relates to the total return swap on BPO’s shares in connection with its deferred share unit plans which was settled for C$1 million during the second quarter of 2014.
(2)	The total return swap is presented at fair value.

The other derivatives have not been designated as hedges for accounting purposes.

29

RELATED PARTIES

In the normal course of operations, the partnership entered into transactions with related parties on market terms. These transactions have been measured at exchange value and are recognized in our Financial Statements.

The immediate parent of the partnership is the general partner of our partnership. The ultimate parent of our partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities.

The following table summarizes transactions with related parties:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue(1)	$3	$2	$10	$6
Interest and other income	11	9	40	28
Interest expense on debt obligations	2	4	8	10
Interest on capital securities paid to Brookfield Asset Management	21	19	61	36
Administration and other expense (2)	44	59	126	124

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Participating loan interests	$639	$747
Loans and notes receivable(3)	88	293
Receivables and other assets	168	11
Debt obligations	260	341
Other liabilities	149	98
Capital securities owned by Brookfield Asset Management	1,250	1,250
Preferred shares held by Brookfield Asset Management	25	25

(1) Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.
(3)	Includes $88 million receivable from Brookfield Asset Management upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.
30

PART IV – ADDITIONAL INFORMATION

CRITICAL ACCOUNTING POLICIES AND CRITICAL JUDGEMENTS AND ESTIMATES

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2013 consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

The partnership adopted IFRIC 21, Levies (“IFRIC 21”) effective January 1, 2014. IFRIC 21 addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this guidance did not have a significant impact on the partnership’s September 30, 2014 condensed consolidated financial statements.

TREND INFORMATION

We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover through 2016, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements And Use Of Non-IFRS Measures”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes made to the partnership’s internal controls over financial reporting that have occurred during the quarter ended September 30, 2014, that have materially affected, or are reasonably likely to materially affect, the partnership’s internal control over financial reporting.

31

CORPORATE PROFILE

Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, over 23,000 multi-family units, 48 million square feet of industrial space, and a development pipeline of over 100 million square feet. Our assets are largely located in North America, Europe, and Australia but also include a growing presence in China, Brazil and India.

BROOKFIELD PROPERTY PARTNERS

73 Front Street

Hamilton, HM 12

Bermuda

Tel: (441) 294-3309

www.brookfieldpropertypartners.com

Unitholder INQUIRIES

Brookfield Property Partners welcomes inquiries from unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to John Stinebaugh, Chief Financial Officer at (212) 417-7293 or via e-mail at john.stinebaugh@brookfield.com.

Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, CST Trust Company, as listed below.

CST TRUST COMPANY

By mail:	P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1

Tel:	(416) 682-3860; (800) 387-0825
Fax:	(888) 249-6189
E-mail:	inquiries@canstockta.com
Web site:	www.canstockta.com

COMMUNICATIONS

We strive to keep our unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, www.brookfieldpropertypartners.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and unitholders to ensure that accurate information is available to investors.

32